Exhibit 99.1

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye+972-72 2204661
646-597-6979	773-463-4211
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES THIRD QUARTER 2015 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

•	Conference Call & Webcast November 17th at 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time
•	The company provides an update on its Fragile X Syndrome development program

Tel Aviv, Israel – November 12, 2015 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome (Fragile X), today announced financial results for the three and nine months ended September 30, 2015, and provided a corporate update.

Third Quarter Ended September 30, 2015 Financial Results:

•	Total operating expenses were $4.3 million, compared with $5.2 million in the second quarter of 2015 and $10.6 million in the third quarter of 2014. Operating expenses included non-cash stock based compensation of $0.6 million in the third quarter of 2015 and $1.0 million in the same quarter of 2014.
•	Research and development (R&D) expenses were $2.9 million, compared with $8.8 million in the third quarter of 2014. R&D expenses in the third quarter of 2015 consisted primarily of costs associated with the Phase III pivotal study in adult ADHD.
•	General and administrative (G&A) expenses were $1.2 million in the third quarter of 2015, compared with $1.3 million in the same quarter of 2014. Pre-commercialization expenses were $0.3 million, compared with $0.6 million in the third quarter of 2014.
•	Cash, cash equivalents and bank deposits totaled $35.5 million at September 30, 2015, compared with $41.1 million at June 30, 2015. Net cash used in operating activities was $5.4 million in the third quarter of 2015, compared with $9.5 million in the third quarter of 2014.

Third Quarter and Recent Corporate Updates:

•	In October 2015, the company held a meeting with the U.S. Food and Drug Administration (FDA) to discuss the results of the company’s Phase II study in Fragile X and the requirements for new drug application (NDA) submission of MDX in this therapeutic indication.
•	The FDA concurred that results from a single short-term, adequate and well-controlled, efficacy study in adolescents and adult patients with Fragile X may be sufficient to support a claim of efficacy for approval of MDX in this indication. The FDA further confirmed that the Vineland-II Daily Living Skills Assessment, which was statistically significant in Alcobra’s Phase II study on the intent-to-treat population, could serve as the primary endpoint in the pivotal trial. The study is scheduled to begin in 2016.
•	The company announced that the FDA has granted Fast Track designation to MDX for the treatment of Fragile X on September 21, 2015.
•	In the second quarter of 2015, we launched the MEASURE study (MDX Evaluation in Adults – StUdy of Response and Efficacy). The MEASURE study is our second Phase 3 study of MDX in adults with ADHD. The study includes design and operational elements to potentially mitigate placebo response and reduce response variability. Data from the study is expected mid-2016.

•	The company expects to launch the first of two adequate, well-controlled, short-term efficacy studies in children with ADHD in 2016 after receiving comments from the FDA on its Pediatric Study Plan for the indication of ADHD. The study will be a multi-center, Phase II, placebo-controlled, short-term efficacy study.

Conference Call & Webcast

Tuesday, November 17 @ 8:30a.m. Eastern Time/5:30a.m. Pacific Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	56489875
Webcast:	http://www.alcobra-pharma.com/events.cfm

Replays available through December 1, 2015
Domestic:	855-859-2056
International:	404-537-3406
Passcode:	56489875

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX, to treat cognitive disorders including ADHD and Fragile X Syndrome. For more information please visit the Company’s website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the timing of launching and reporting results of clinical studies, design of future clinical studies and Alcobra’s ability to better design clinical studies and reduce high placebo response and response variability, initiating future clinical studies and the content and timing of future discussions with the FDA. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise. Also, while the FDA has indicated to Alcobra that positive efficacy results from certain clinical studies may be sufficient to demonstrate efficacy for approval of MDX, the FDA is not bound by these communications and accordingly may change its position in the future due to reasons within or outside the control of Alcobra. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Alcobra Pharma Ltd.

Consolidated Statements of Operation

(In thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$2,853	$8,757	$10,126	$20,197
Pre-commercialization expenses	294	562	931	1,651
General and administrative	1,176	1,266	3,667	4,403

Total operating expenses	4,323	10,585	14,724	26,251

Financial income, net	(68)	(59)	(196)	(194)

Loss before taxes on income	4,255	10,526	14,528	26,057
Tax on income	7	(40)	34	(25)

Net loss attributable to holders of Ordinary shares	$4,262	$10,486	$14,562	$26,032

Net basic and diluted loss per share	$(0.20)	$(0.77)	$(0.70)	$(1.90)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	21,181,722	13,696,525	20,796,235	13,665,459

Alcobra Pharma Ltd.

Consolidated Balance Sheets

(In thousands)

ASSETS

	September 30,	December 31,
	2015	2014
	(unaudited)
Current assets:
Cash and cash equivalents	$9,970	$2,176
Short-term bank deposits	25,537	19,522
Prepaid expenses and other current assets	1,856	428
Total current assets	37,363	22,126

Long-term assets:
Other long-term assets	87	95
Property and equipment, net	197	97

Total long-term assets	284	192

Total assets	$37,647	$22,318

 LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$527	$305
Accrued expenses and other liabilities	2,037	2,070
Total current liabilities	2,564	2,375

Shareholders’ equity:
Ordinary shares	58	39
Additional paid-in capital	101,155	71,472
Accumulated deficit	(66,130)	(51,568)

Total shareholders’ equity	35,083	19,943

Total liabilities and shareholders’ equity	$37,647	$22,318

Alcobra Pharma Ltd.

Consolidated Cash Flows

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(4,262)	$(10,486)	$(14,562)	$(26,032)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	16	8	37	22
Stock based compensation	585	1,026	1,786	3,302
Loss from sale of property and equipment	3	-	2	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,376)	(193)	(1,282)	(1,099)
Other long-term assets	(2)	3	8	(47)
Trade payables	366	74	222	1,485
Accrued expenses and other liabilities	(713)	77	(80)	1,784
Net cash used in operating activities	(5,383)	(9,491)	(13,869)	(20,585)

Cash flow from investing activities:
Purchase of property and equipment, net	(56)	(8)	(92)	(80)
Proceeds from (investment in) short-term bank deposit	6,985	5,301	(6,015)	1,284
Change in restricted cash	(146)	-	(146)	-
Net cash provided by (used in) investing activities	6,783	5,293	(6,253)	1,204

Cash flow from financing activities:
Issuance of share capital upon public offering, net	-	-	27,903	-
Exercise of options	-	-	13	-
Net cash provided by financing activities	-	-	27,916	-

Increase (decrease) in cash and cash equivalents	1,400	(4,198)	7,794	(19,381)

Cash and cash equivalents at the beginning of the period	8,570	6,912	2,176	22,095

Cash and cash equivalents at the end of the period	9,970	2,714	9,970	2,714

Non-cash transactions:
Purchase of property and equipment	47	-	47	-

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